UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08236	                              May 15, 2007

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office (number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60601

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.









REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of Northern Funds

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Northern Funds, as listed in the attached Appendix A (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, and with respect to agreement of security purchases and sales, for the period from November 30, 2006 (the date of our last examination) through March 31, 2007:

1. Count and inspection of all securities located in the vault of The Northern Trust Company in Chicago;

2. Confirmation of all securities held by the Depository Trust Company and Federal Reserve Bank of Chicago in book entry form;

3. Reconciliation of all such securities to the books and records of the Funds and The Northern Trust Company;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

5. Agreement of twelve security purchases and twelve security sales or maturities since November 30, 2006 from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securites and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Chicago, Illinois
May 15, 2007



APPENDIX A
Northern Funds
Emerging Markets Equity Fund
Enhanced Large Cap Fund
Global Real Estate Index Fund
Growth Equity Fund
Income Equity Fund
International Equity Index Fund
International Growth Equity Fund
Large Cap Value Fund
Mid Cap Growth Fund
Mid Cap Index Fund
Multi-Manager Mid Cap Fund
Multi-Manager Small Cap Fund
Multi-Manager International Equity Fund
Small Cap Growth Fund
Small Cap Index Fund
Small Cap Value Fund
Select Equity Fund
Stock Index Fund
Technology Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Fixed Income Fund
Global Fixed Income Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Tax-Exempt Fund
U.S. Government Fund
California Municipal Money Market Fund
Money Market Fund
Municipal Money Market Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund















May 15, 2007


Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Northern Funds, as listed in the attached Appendix A (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2007, and from November 30, 2006 (the date of last examination) through March 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007, and from November 30, 2006 (the date of last examination) through March 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

Northern Funds
By:



Lloyd A. Wennlund
President, Northern Funds



Stuart Schuldt
Treasurer, Northern Funds